# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Navios Maritime Partners L.P., CIK 0001415921
CUSIP: Y62267409
Title of class of securities: Common Units, representing limited partner interests
Address of issuer's principal executive offices: 7 Avenue De Grande Bretagne, Office 11b2, Monte Carlo, Monaco (O9), MC 98000
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001687806

## Reporting persons
- Pilgrim Global ICAV: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ireland (L2); sole voting power 0; shared voting power 4,660,838; sole dispositive power 0; shared dispositive power 4,660,838; aggregate amount beneficially owned 4,660,838 (16.1% of the class)
- Pilgrim Global Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,857,993; sole dispositive power 0; shared dispositive power 4,857,993; aggregate amount beneficially owned 4,857,993 (16.7% of the class)
- Darren Maupin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Switzerland (V8); sole voting power 165,157; shared voting power 4,857,993; sole dispositive power 165,157; shared dispositive power 4,857,993; aggregate amount beneficially owned 5,023,150 (17.4% of the class)

## Item 1. Issuer
Name of issuer: Navios Maritime Partners L.P.
Address of issuer's principal executive offices: 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco

## Item 2. Person Filing
Name of person filing:
Pilgrim Global ICAV
Pilgrim Global Advisors LLC
Darren Maupin
Address of principal business office or, if none, residence:
Pilgrim Global ICAV
33 Sir John Rogerson's Quay
Dublin 2
Ireland

Pilgrim Global Advisors LLC
4785 Caughlin Parkway
Reno, Nevada 89519

Darren Maupin
c/o Pilgrim Global Advisors LLC
4785 Caughlin Parkway
Reno, Nevada 89519
Citizenship:
Pilgrim Global ICAV - Ireland
Pilgrim Global Advisors LLC - Delaware
Darren Maupin - Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment company.

## Item 4. Ownership
Amount beneficially owned:
Pilgrim Global ICAV - 4,660,838
Pilgrim Global Advisors LLC - 4,857,993
Darren Maupin - 5,023,150
Percent of class:
Pilgrim Global ICAV - 16.1%
Pilgrim Global Advisors LLC - 16.7%
Darren Maupin - 17.4%
Sole power to vote or to direct the vote:
Pilgrim Global ICAV - 0
Pilgrim Global Advisors LLC - 0
Darren Maupin - 165,157
Shared power to vote or to direct the vote:
Pilgrim Global ICAV - 4,660,838
Pilgrim Global Advisors LLC - 4,857,993
Darren Maupin - 4,857,993
Sole power to dispose or to direct the disposition:
Pilgrim Global ICAV - 0
Pilgrim Global Advisors LLC - 0
Darren Maupin - 165,157
Shared power to dispose or to direct the disposition:
Pilgrim Global ICAV - 4,660,838
Pilgrim Global Advisors LLC - 4,857,993
Darren Maupin - 4,857,993

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: With the exception of the 165,157 shares of Common Units, representing limited partner interests, which are owned by Darren Maupin in his individual capacity, all of the securities reported in this Schedule 13G Amendment No. 6 are directly owned by advisory clients and employees of Pilgrim Global Advisors LLC or its affiliates. No such person, other than Pilgrim Global ICAV, may be deemed to beneficially own more than 5% of the Common Units, representing limited partner interests.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By all Reporting Persons:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By Pilgrim Global ICAV:

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Pilgrim Global ICAV is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- Pilgrim Global ICAV: /s/ Paul Fitzgerald, Paul Fitzgerald / Executive Director (11/14/2025)
- Pilgrim Global Advisors LLC: /s/ Procter J. Hug IV, Procter J. Hug IV / Manager (11/14/2025)
- Darren Maupin: /s/ Darren Maupin, Darren Maupin (11/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.